[Orange Letterhead]

December 23, 2013

ORANGE S.A. HAS REQUESTED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Via Hand Delivery and EDGAR

Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention:  Ms. Cecilia Blye

Re:	Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 12, 2013
File No. 1-14712

Dear Ms. Blye:

We are responding to your request for supplemental information on our contacts with Iran, Syria, Sudan and Cuba (collectively, the “four countries”), with the governments of the four countries, or with entities controlled by those governments, as set forth and described in paragraphs 1, 2 and 3 of your letter of December 9, 2013 (your “Letter”).  The information contained herein concerns Orange S.A. and its consolidated subsidiaries and affiliates (“Orange” or the “Company”).

For reasons of business confidentiality, in a separate letter dated the date hereof, we are requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise.  Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Commission’s EDGAR system.

In response to your request, we present below detailed answers in the following order: (i) a materiality analysis, (ii) the nature and extent of our contacts by country, and (iii) information regarding each of the specific contacts mentioned in your Letter.  As explained below, Orange’s contacts with Iran, Syria, Sudan and Cuba are a de minimis part of Orange’s activities, and Orange expects that they will remain so in the foreseeable future.  We note that U.S. sanctions programs related to each of the four countries permit, to varying degrees, activities in connection with the provision of telecommunications services related to these countries.

Orange – SA au capital de 10 595 541 532 € - 78 rue Olivier de Serres - 75505 Paris Cedex 15 - 380 129 866 RCS Paris

* FOIA Confidential Treatment Requested by Orange (File No. 1-14712) Voluntarily Submitted

1.

Materiality Analysis

We do not believe that a reasonable investor would consider Orange’s current business activities in the four countries to be material from either a quantitative or qualitative standpoint.

In each of 2013, 2012 and 2011, Orange’s total revenues (including consolidated subsidiaries and affiliates) from our business relations with the four countries amounted to substantially less than 1% of Orange total revenues of €30.76 billion (2013, first nine months only), €43.51 billion (2012) and €45.27 billion (2011).  Accordingly, we do not believe that our business activities in the four countries constitute a material investment risk for our security holders.

Furthermore, Orange has not experienced, and does not expect to experience, any material adverse effect on its reputation or the value of its securities as a result of its activities in the four countries. Orange is not aware of any shareholder or other inquiries or actual or planned divestments by shareholders of its securities resulting from its activities in the four countries.  Similarly, Orange is not aware that it has any major security holders that are U.S. state or municipal governments, universities or other investors having the policies described in your Letter, nor does Orange target such investor base.

In light of the above, we do not believe that risk factor and other language and information concerning the four countries is appropriate to include in our annual report on Form 20-F, or that such disclosure could reasonably be expected to have a material impact on investor sentiment.

2.

Nature and Extent of Contacts with Syria, Sudan and Cuba since letter of February 17, 2010

We discuss below contacts with Syria, Sudan and Cuba, which illustrates that Orange’s activities in these countries are ancillary and immaterial in relation to its global business activities.

a.   Syria

Certain of our subsidiaries, which are separately incorporated in various countries, including [*], have roaming agreements with telecommunications providers in Syria.

Equant S.A., a French company that is an indirectly wholly-owned subsidiary of Orange S.A., also does business in Syria, mainly providing managed communications services [*]. As you may be aware, [*]. However, some managed communications services are [*]. This only represents [*] euros of revenues. Equant S.A., through a Syrian branch established in September 1981 (“Equant Syria”), [*]. In this respect, Equant Syria has [*] and [*]. Equant Syria liaises, as required, with government departments for local compliance matters. Equant S.A. is currently working, and expects, [*].

Sofrecom, an indirect wholly-owned subsidiary of ours that is incorporated in France, no longer has any activities in Syria and does not intend, at the present time, to pursue any potential business opportunities in Syria.

b.  Sudan

Certain of our subsidiaries, which are separately incorporated in various countries, including [*], have roaming agreements with telecommunications providers in Sudan.

As part of its arrangements with [*], as explained above, the Company also has some indirect [*] customers in Sudan, [*].

Regarding your specific question about our investment in EASSy, a submarine cable ending in Sudan, please see our response under Part 3 below (“3.

Specific Contacts regarding Syria and Sudan Cited in your Letter - Orange being part of the EASSy submarine cable“).

c.  Cuba

Certain of our subsidiaries, which are separately incorporated in various countries, including [*], have roaming agreements with telecommunications providers in Cuba.

As part of its arrangements with [*], as explained above, the Company also has some indirect [*] customers in Cuba, [*].

[*], both of which are indirect (through non US persons) wholly-owned subsidiaries of ours incorporated in France, may pursue potential business opportunities in Cuba from time to time, as they arise.  Neither company is engaged in any business activities in that country at this time.

* FOIA Confidential Treatment Requested by Orange (File No. 1-14712) Voluntarily Submitted

3.

Specific Contacts regarding Syria and Sudan Cited in your Letter

Our responses to the specific inquiries and references contained in paragraph 1 of your Letter are set forth below:

-

Orange being part of the EASSy submarine cable

As discussed in our February 17, 2010 letter, Orange is part of the EASSy consortium, which is made up of 26 telecom operators, and several development banks, including the African Development Bank and the European Investment Bank and the International Finance Corporation (IFC).  EASSy is a 10,000km submarine fiber-optic cable system deployed along the east and south coast of Africa to service the telecommunications needs of the region.  Sudan Telecom Limited is one of the 26 operators and, other than through the consortium agreement, Orange has no contractual relationship with Sudan Telecom Limited.  We view the contact with Sudan through EASSy as not direct, since it arises as part of a large consortium only, the purpose being to service a region and not a country.  We have not received, and do not expect to receive, complaints or concerns from investors regarding the EASSy cable.  The amount of revenue related to Sudan remains absolutely de minimis as to the Company.

-

The websites of Orange Armenia, Orange Jordan and Orange Uganda provide information about services to Syria and/ or Sudan:

About Orange Armenia:

In December of this year, as a show of solidarity and support to Syrian-Armenians and other people with ties to Syria that live in Armenia, Orange Armenia began offering subscribers the opportunity to call family and friends at a discount (approximately 30%).  The offer is being made as a gesture of goodwill, in order to help people in difficult circumstances communicate with their families and friends in Syria.  Similar offers have been set up in other countries where Orange operates.

About Orange Uganda:

Orange Uganda only provides services in Uganda and has not targeted business in Syria and Sudan through its Website.

About Orange Jordan:

Concerning Syria and Uganda, Orange Jordan does not have any special services with them apart from traditional voice bilateral interconnection and has not targeted business in Syria and Sudan through its Website.

-

Orange’s interest in acquiring a mobile license in Syria:

Orange, is not currently engaged in any new projects in Syria [*].

-

Orange Jordan being involved in the development of a regional cable network that includes Syria

Two regional terrestrial fiber cable projects should be mentioned: the Regional Cable Network project (RCN) and the Jeddah-Amman-Damascus-Istanbul project (JADI).

The RCN is a Regional high capacity redundant Dense Wave Division Multiplexing (DWDM) terrestrial cable network project that will run for 7,750 Km (round trip route). It will extend from the city of Fujairah (UAE) to Istanbul (Turkey) passing through Riyadh (Saudi Arabia), Amman (Jordan) and Tartous (Syria) before entering the Turkish territory. From Istanbul this cable will be extended also to Europe, where 15 access points located along the Bulgarian and Greek borders with Turkey are already available. The communications cable will be the longest fully-redundant terrestrial communications infrastructure in the Middle East, and will be capable of covering the entire Gulf region. The RCN cable will have a 12.8 Terabits per second data carrying capacity. The project will guarantee that every site along the cable path will always be accessible even if a network’s service is intermittent or interrupted. The telecom operators who signed for the RCN are: Etisalat (UAE), Mobily (Saudi Arabia), Jordan Telecom/Orange (Jordan), Mada and Zain’s partnership (Jordan), the Syrian Telecommunications Establishment (STE, Syria) and Turkcell’s subsidiary, Superonline (Turkey).  The situation in Syria has slowed progress but the system is still expected to become an important route when it is operational.

The JADI link will connect Jeddah (Saudi Arabia), Amman (Jordan), Damascus (Syria) and Istanbul (Turkey). The JADI project is the result of the collaboration between Turk Telecom (Turkey), Saudi Telecom Company (STC, Saudi Arabia), Jordan Telecom (Jordan) and the Syrian Telecommunications Establishment (STE, Syria). The 2,530 Km cable is aimed to be an alternative to the underwater cables passing through the Red and Mediterranean Seas.  JADI has been operational since the end of 2010 but is currently out of service due to a cut in Syria that occurred in August 2012.

As with other cables, the aforementioned projects are large consortiums that Orange views as regional projects and not as direct contact with Syria.

* FOIA Confidential Treatment Requested by Orange (File No. 1-14712) Voluntarily Submitted

4.

Specific Contacts regarding Iran cited in your Letter

-

Contacts with Iran cited in the February 17, 2010 letter that may involve the Government of Iran

•

Roaming Agreements

Our subsidiaries, which are separately incorporated in various countries including [*], have roaming agreements with telecommunications providers in Iran.

•

Equant S.A.’s Business in Iran

Equant S.A., a French entity, is the Company’s subsidiary conducting business with Iran most regularly.  Equant S.A.’s business in Iran is primarily to [*].

In connection with the foregoing, Equant S.A. also provides [*] in Iran. This only represents [*] euros. In this respect, Equant S.A. has an Iranian branch that was established in March 1976 (“Equant Iran”) and [*]. Equant Iran currently [*] in Iran.  Equant Iran liaises, as required, with government departments for local compliance matters.

Equant S.A. does not own any network in Iran, [*]. The network within Iran is independently operated by the Telecommunications Company of Iran.

•

[*] Business in Iran

[*] provides [*].

[*] does not have any subsidiary / branch in Iran, nor any offices [*].

•

IRUs between Iran and [*]

Our subsidiary [*], [*], has a contract with an unaffiliated [*] entity for bandwidth capacity (commonly known as “IRUs” or “indefeasible rights of use” to and into Iran), including cross-border interconnection services.  However, our [*] subsidiary has no direct contact with Iran or any Iranian entity.

-

News article reporting that our subsidiary, GlobeCast, suspended the broadcast of Iran’s Hispan TV on [*] satellite in Latin America, and that Globecast had received a letter from [*] requesting that it cease transmission of all [*] channels

By way of background, Globecast, an indirectly, wholly-owned subsidiary of Orange incorporated in France, operates a global satellite and fiber network to manage and transport video and other rich media of its customers for delivery to direct-to-home satellite platforms; cable, IPTV, mobile and broadband headends.

Since April 8, 2013, following on the request of [*] sent to Globecast France, also an indirectly, wholly-owned subsidiary incorporated in France, Globecast [*]. However, [*], was still present [*], a satellite leased by Globecast after this date, despite the fact that Globecast [*]. As [*] was uplinking the signal of this channel by its own means, Globecast had no mean to stop the broadcast.  The situation highlights the fact that Globecast frequently acts as a renter of capacity, just like an internet service provider, and has no real control or say over what content passes over that capacity. Since mid-November 2013 and [*], [*] had ceased to uplink this channel, which is no longer being broadcasted.

-

Whether our Company or any of its subsidiaries or other affiliates conducted, during 2012, any transaction or dealt with any person or entity identified under Section 560.304 of title 31, Code of Federal Regulation without the specific authorization of a Federal department or agency

[*].

In connection with responding to your comments, Orange acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Gervais Pellissier
Directeur Général Délégué (Deputy CEO)

cc:	Nicolas Guérin, Legal Director, Orange
Larry Spirgel, Assistant Director, Division of Corporate Finance
Linda Hesse, Jones Day
* FOIA Confidential Treatment Requested by Orange (File No. 1-14712) Voluntarily Submitted

EXHIBIT 1 (FT 0001)

Orange S.A.

Principal Roaming Agreements with Referenced Countries

[*]

* FOIA Confidential Treatment Requested by Orange (File No. 1-14712) Voluntarily Submitted